Exhibit 99.1

ElectraMeccanica Celebrates Commissioning of New Manufacturing Facility &

Corporate Headquarters in Mesa

Arizona Governor Doug Ducey and City of Mesa Mayor John Giles

recognize the American OEM as it brings new facility online

MESA, AZ – December 12, 2022 (BUSINESSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, together with Arizona Governor Doug Ducey, Mesa Mayor John Giles, the City of Mesa, the Arizona Commerce Authority, local officials and community leaders held a commissioning ceremony today for ElectraMeccanica’s nearly-completed manufacturing facility in Mesa, Arizona. The new plant represents a major step for ElectraMeccanica as a business, delivering on its commitment to officially establish the company as an American OEM by the end of 2022 and will serve as the company’s new headquarters.

ElectraMeccanica will ultimately have the capacity to produce up to 20,000 vehicles per year in its 235,000-square-foot facility located near the Phoenix-Mesa Gateway Airport at 8127 E. Ray Road, Mesa, Arizona. The campus will also be the home to the company’s first U.S.-based engineering technical center, including 22,000-square-feet of office space and 19,000-square-feet of lab space. The company has already activated certain functions, and with this commissioning, it has completed several of the necessary steps to begin ramping up full production. In the medium term, the Company expects to create 200 - 500 jobs in manufacturing, engineering, technology, and more. Currently, the company is licensed to sell its flagship three-wheeled, one-seater, all-electric vehicle, the SOLO and SOLO Cargo, in California and Arizona.

“Arizona is a driving force of innovation, and today’s ribbon cutting for ElectraMeccanica is further proof of that,” said Governor Ducey. “We are proud of these one-of-a-kind vehicles that will be made in Mesa, bolstering Arizona’s robust manufacturing industry. Thank you to the entire ElectraMeccanica team, Sandra Watson and her team at the Arizona Commerce Authority, Mayor Giles and the City of Mesa, and local leaders for your support on this important project.”

“We are thrilled to bring production of our vehicles onshore and introduce an enhanced, U.S.-built 2023 model year SOLO EV to market,” remarked Susan Docherty, CEO of ElectraMeccanica. “It takes a village to do what we are doing. Bringing our manufacturing facility and vision for our company to life only works if there is a true partnership between local and state government leaders who are committed to economic development, along with solid business partners who share a vision to create products that consumers crave. Our SOLO is a great example of that, making commuting both fun and guilt-free, and we can’t wait to put more drivers behind the wheel of this revolutionary vehicle.”

The Phoenix metro area has been the fastest-growing region in the U.S. and Phoenix is now the fifth-largest city in America - behind only New York City, Los Angeles, Chicago and Houston. And Mesa is in fact the largest single suburb in the country - itself bigger than all but our largest cities. Both Phoenix and Mesa are home to thousands of businesses, dozens of colleges and universities, retirees, professional sports teams, popular outdoor recreation spaces and more. The community represents the reality of how people actually work, live and play in high-density, urban and suburban environments, which is the exact mobility solution ElectraMeccanica is designing for.

“Today’s commissioning ceremony is a tremendous milestone for electric vehicle manufacturing in Arizona,” said Sandra Watson, President and CEO of the Arizona Commerce Authority. “We’re excited ElectraMeccanica will be manufacturing the unique SOLO EV at its new state-of-the-art facility and look forward to seeing more of these eco-friendly vehicles on roads in 2023.”

“We’ve been looking forward to this day since ElectraMeccanica announced their intention to build this facility in Mesa,” said Mayor John Giles. “We’re beyond pleased to have one of the leaders in innovative and cost-effective EVs opening their first U.S. facility in our city. Mesa has become a magnet for advanced manufacturing and supply-chain innovation – a thriving ecosystem for ElectraMeccanica’s new assembly and engineering facility.”

“We’re excited to join Governor Ducey, the City of Mesa, Arizona Commerce Authority and ElectraMeccanica to celebrate the commissioning of its new manufacturing facility and U.S. base of operations,” said Chris Camacho, President and CEO of the Greater Phoenix Economic Council. “We look forward to seeing the first locally-built SOLO electric vehicle in Greater Phoenix, and supporting ElectraMeccanica as it grows its operation in Mesa.”

ElectraMeccanica is the fifth electric vehicle manufacturing facility to open in Arizona since 2016, and Arizona ranks seventh nationally for electric vehicle adoption, with four electric vehicles registered in the state for every 1,000 Arizona residents. In addition to building their own vehicles, ElectraMeccanica’s new facility will be able to host other companies within the facility as a contract manufacturing partner.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.emvauto.com.

About the Arizona Commerce Authority

The Arizona Commerce Authority (ACA) is the state's leading economic development organization with a streamlined mission to grow and strengthen Arizona's economy. The ACA uses a three-pronged approach to advance the overall economy: attract, expand, create - attract out-

of-state companies to establish operations in Arizona; work with existing companies to expand their business in Arizona and beyond; and help entrepreneurs create new Arizona businesses in targeted industries. For more information, please visit azcommerce.com and follow the ACA on Twitter @azcommerce.

About the City of Mesa

With a population of more than 513,000, Mesa, Arizona is the 37th largest city in the United States and second largest in the Phoenix-Mesa metro area. Mesa encompasses 138 square miles inside the metro area, which has a population of 4.8 million people and is projected to grow to 5.2 million by 2027. Mesa is a vibrant city and a premier location for business development opportunities. Serving industry leaders such as Amazon, Apple, AT&T, Banner Health, Boeing, Bridgestone, Dexcom, Facebook (Meta), Gulfstream, Northrop Grumman, and more, Mesa is a smart location for intelligent companies. For more information, please visit SelectMesa.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ElectraMeccanica Media & Investor Relations Contact

John Franklin

john@sintercompany.com

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